April 22, 2010

VIA MAIL AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mr. Gregory Dundas, Division of Corporate Finance

Re:	Charter Financial Corporation
Request for Withdrawal of Registration Statement No. 333-164022
filed on December 24, 2010

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (“Securities Act”), Charter Financial Corporation, a Maryland corporation (the “Registrant”), hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-164022), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 24, 2009.

The Registrant has determined not to proceed with the transaction covered by the Registration Statement. No securities have been sold or will be sold pursuant to the Registration Statement.  Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Charter Financial Corporation, 1233 O.G. Skinner Drive, West Point, Georgia 31833, with a copy to the Registrant's counsel, Luse Gorman Pomerenk & Schick, P.C., 5335 Wisconsin Avenue, N.W., Suite 780, Washington, D.C. 20015, Attn: Robert B. Pomerenk, Esq.

If we can be of any further assistance or if you have any questions or require additional information, please do not hesitate to contact Mr. Pomerenk at (202) 274-2011, or Michael J. Brown at (202) 274-2003.

We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours,

Charter Financial Corporation

By:	/s/ Robert L. Johnson
Robert L. Johnson
President and Chief Executive Officer